# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StubHub Holdings, Inc., CIK 0001337634
CUSIP: 86384P109
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 175 Greenwich Street, 59th Floor, New York, New York (NY), 10007
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001509842

## Reporting persons
- PointState Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,706,003; sole dispositive power 0; shared dispositive power 20,706,003; aggregate amount beneficially owned 20,706,003 (6% of the class)
- PointState Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,706,003; sole dispositive power 0; shared dispositive power 20,706,003; aggregate amount beneficially owned 20,706,003 (6% of the class)
- PointState Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,706,003; sole dispositive power 0; shared dispositive power 20,706,003; aggregate amount beneficially owned 20,706,003 (6% of the class)
- Zachary J. Schreiber: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 704,660; shared voting power 20,706,003; sole dispositive power 704,660; shared dispositive power 20,706,003; aggregate amount beneficially owned 21,410,663 (6.2% of the class)

## Item 1. Issuer
Name of issuer: StubHub Holdings, Inc.
Address of issuer's principal executive offices: 175 Greenwich Street, 59th Floor, New York, New York, 10007

## Item 2. Person Filing
Name of person filing: PointState Capital LP
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 9 West 57th Street, 37th Floor, New York, NY 10019.
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Percent of class: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Sole power to vote or to direct the vote: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Shared power to vote or to direct the vote: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Sole power to dispose or to direct the disposition: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.
Shared power to dispose or to direct the disposition: The applicable information on the cover pages to this Schedule 13G is hereby incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Items 2 and 4 is hereby incorporated by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PointState Capital LP: /s/ Zachary J. Schreiber, Zachary J. Schreiber, Managing Member (10/10/2025)
- PointState Holdings LLC: /s/ Zachary J. Schreiber, Zachary J. Schreiber, Managing Member of PointState Holdings LLC, the general partner of SteelMill Master Fund LP (10/10/2025)
- PointState Capital GP LLC: /s/ Zachary J. Schreiber, Managing Member of PointState Holdings LLC and PointState Capital GP LLC, the general partner of PointState Capital LP (10/10/2025)
- Zachary J. Schreiber: /s/ Zachary J. Schreiber, Zachary J. Schreiber (10/10/2025)